SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Cogo Group, Inc.
(Name of Issuer)

Ordinary Shares, $.01 par value
(Title of Class of Securities)

G22538 10 5
(CUSIP Number)

November 15, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1 (b)

☐    Rule 13d-1 (c)

☐    Rule 13d-1 (d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G22538 10 5	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Chelsun Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong
	5	SOLE VOTING POWER

		2,711,945
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,711,945
	8	SHARES DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,711,945
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.0% (1)
12	TYPE OF REPORTING PERSON

CO
(1) Based on 34,110,950 shares outstanding as of November 16, 2011, as set forth in the Company’s Current Report on 6-K filed with the Securities and Exchange Commission on November 17, 2011.

CUSIP No. G22538 10 5	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wei Shen (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	5	SOLE VOTING POWER

		2,711,945
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,711,945
	8	SHARES DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,711,945
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.0%(2)
12	TYPE OF REPORTING PERSON

IN
(1) Ms. Shen is the sole shareholder of Chelsun Limited and the sole beneficial owner of the shares of the Company held by Chelsun Limited.

(2) Based on 34,110,950 shares outstanding as of November 16, 2011, as set forth in the Company’s Current Report on 6-K filed with the Securities and Exchange Commission on November 17, 2011.

CUSIP No. G22538 10 5	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer: Cogo Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: Room 1001, Tower C, Skyworth Building High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China

Item 2(a).	Name of Person Filing: Chelsun Limited and Wei Shen

Item 2(b).	Address of Principal Business Office or if none, Residence: Room 1318-20 Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong

Item 2(c).	Citizenship: Chelsun Limited is a Hong Kong company. Wei Shen is a citizen of the PRC

Item 2(d).	Title of Class of Securities: Ordinary Shares, $.01 par value

Item 2(e).	CUSIP Number: G22538 10 5

Item 3.	Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 2,711,945 ordinary shares

(b)	Percent of Class: 8.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,711,945 ordinary shares

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,711,945 ordinary shares

(iv)	shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

CUSIP No. G22538 10 5	13G	Page 5 of 6 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G22538 10 5	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2011

Chelsun Limited

By:	/s/ Wei Shen
Wei Shen, Director

By:	/s/ Wei Shen
Wei Shen